P-10378

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number

AVENTIS

Aventis CropScience USA Holding Inc. Savings Plan
2 TW Alexander Drive
Research Triangle Park, North Carolina 27709

(Full Title and Address of Plan)

Fidelity Management Trust Company
82 Devonshire Street
Boston, Massachusetts 02109

(Name of Issuer of Securities Held Pursuant to the Plan
and the Address of Its Principal Executive Office)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Aventis CropScience USA Holding Inc.
Savings Plan

By: [signature]
Dale Shelley
Chairman, Pension Benefits Committee

Date: June 20, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-11332) of Aventis S.A. of our report dated June 10, 2002 relating to the financial statements of Aventis CropScience USA Holding Inc. Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
June 20, 2002

Aventis CropScience USA Holding Inc. Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2001 and 2000

Aventis CropScience USA Holding Inc.
Savings Plan
Index

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
150 Fayetteville Street Mall
Suite 2300
Raleigh NC 27601
Telephone (919) 755 3000
Facsimile (919) 755 3030

Report of Independent Accountants

To the Participants and Administrator of
Aventis CropScience USA Holding Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Aventis CropScience USA Holding Inc. Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 10, 2002

Aventis CropScience USA Holding Inc.
Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments, at contract value	$ 25,857,208	$ 39,226,999
Investments, at fair value	198,672,339	208,559,012
Total investments	224,529,547	247,786,011
Cash and cash equivalents	70,425	-
Receivables:		
Employer contributions	144,110	178,870
Employee contributions	276,003	357,745
Other	-	74,434
Total receivables	420,113	611,049
Total assets	225,020,085	248,397,060
Liabilities		
Other	-	26,476
Total liabilities	-	26,476
Net assets available for benefits	$ 225,020,085	$ 248,370,584

The accompanying notes are an integral part of these financial statements.

Aventis CropScience USA Holding Inc.
Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment loss:		
Net depreciation in fair value of investments	$ (25,216,591)	$ (25,881,567)
Interest and dividend income	6,432,696	18,293,688
Total investment loss	(18,783,895)	(7,587,879)
Contributions:		
Employer	5,135,735	4,482,551
Employee	10,933,534	10,089,744
Rollover	347,175	1,174,321
Total contributions	16,416,444	15,746,616
Total additions (reductions)	(2,367,451)	8,158,737
Deductions from net assets attributed to:		
Participant distributions	(20,962,227)	(21,021,199)
Administrative fee	(20,821)	(20,144)
Total deductions	(20,983,048)	(21,041,343)
Net decrease prior to transfers from other plans	(23,350,499)	(12,882,606)
Transfers from other plans:		
Rhodia Inc. and Rhone-Poulenc Ag Company Inc. Savings Plus Plan	-	207,675,392
AgrEvo USA Company Employee Savings Plan	-	46,410,059
AgrEvo Environmental Health, Inc. Retirement Savings Plan	-	7,167,739
Total transfers from other plans	-	261,253,190
Net increase (decrease)	(23,350,499)	248,370,584
Net assets available for benefits:		
Beginning of year	248,370,584	-
End of year	$ 225,020,085	$ 248,370,584

The accompanying notes are an integral part of these financial statements.

1. **Description of the Aventis CropScience USA Holding Inc. Savings Plan**

The following description of the Aventis CropScience USA Holding Inc. (the "Company") Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Organization and Administration
The Plan is a defined contribution plan, established January 1, 2000, covering substantially all full-time employees of the Company. The Plan is managed by the Benefits Committee ("the Committee"). Among other duties, the Committee appoints Plan trustees. Currently, the Plan trustee is Fidelity Management Trust Company (the "Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation
All full-time employees are immediately eligible to participate in the Plan. Part-time employees who complete 1,000 hours of service in a twelve-month period become eligible for participation in the Plan on the first anniversary of their employment date.

Contributions
Plan participants may contribute up to 18% in a combination of pre-and/or after-tax contributions of their compensation as defined in the Plan agreement (subject to Internal Revenue Service 401(k) elective deferral maximums). For union employees, the Company matches 50% of the first 6% of eligible compensation that a participant contributes to the Plan. For non-union employees, the Company matches 100% of the first 4% of eligible compensation and 50% of the next 2% that a participant contributes to the Plan.

In addition, participants may roll over distributions from other qualified plans to their account at any time during the Plan year.

Vesting
The Plan provides for full and immediate vesting of the employee contributions. The employer matching contributions vest on a schedule as follows:

Years of Service for Vesting Purposes	Percentage Vested
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

Participant Accounts
Each participant's separate account is credited with the participant's contributions, matching employer contributions, and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures
Forfeitures represent nonvested matching contributions of participants that have terminated their employment with the Company. During the years ended December 31, 2001 and 2000, forfeited account balances totaling $26,593 and $19,259 were used to offset Company contributions.

Investments
At December 31, 2001 and 2000, the Plan's funds were invested in a series of varied risk investment contract funds, mutual funds and in Aventis ADRs. Subject to certain limitations, participants are provided the option of directing their contributions among these investment options. The Trustee manages investments in all funds.

Income, Gains and Losses
Income, gains, and losses are allocated to participant accounts on a daily basis in the proportion that each account balance bears to the total fund.

Distributions
A participant is entitled to distributions under the Plan (a) when such participant attains their sixty-fifth birthday (the normal retirement date); (b) in the event of the death of the participant before retirement or other termination of employment; (c) in the event of the participant's total or permanent disability; (d) in the event that a participant's employment is terminated for any reason other than those stated in (a) through (c) above; or (e) in the event of a financial hardship as defined by the Plan.

Participants entitled to distributions that exceed $5,000 may elect to receive (a) a lump sum payment equal to the value of their account; (b) installment payments made on a monthly, quarterly or annual basis over at least two years but not more than ten years or (c) annual installments over a number of years specified by the participant.

Participant Loans
Under the terms of the Plan, participants who meet the loan eligibility requirements may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The individual must have a vested account balance of at least $2,000.

Each participant loan is collateralized by the balance in the participant's account and bears interest at a rate of one percentage point above the Federal Reserve prime interest rate in effect on the first business day of the month in which the loan is processed.

Termination
The Company has the right to terminate the Plan at any time. Upon such termination, the Trustee will, at the discretion of the Committee, pay to each participant an amount equal to their account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses
Administrative expenses of the Plan, other than loan processing fees, are paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation
Investments in guaranteed and synthetic investment contracts are recorded at their contract values (which represent cost plus accrued interest for guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics), as the contracts are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

The range of crediting interest rates for guaranteed and synthetic investment contracts at December 31, 2001 and 2000 was 4.44% to 7.84% and 4.43% to 7.84%, respectively. The average yield of the guaranteed and synthetic investment contracts held by the Plan for the year ended December 31, 2001 and 2000 was 5.89% and 6.09%. The fair value of guaranteed and synthetic investment contacts at December 31, 2001 and 2000 was $26,487,593 and $38,985,340 in the aggregate. The crediting interest rate is based on an agreed upon formula with the issuer but cannot be less than zero percent.

Fair values of investments in mutual funds are valued based on quoted market prices.

Fair values of investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Short-term investments are recorded at fair value, as reported by the Trustee.

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Related Party Transactions
The Plan invests in certain funds managed by the Trustee; therefore, transactions related to these funds qualify as party-in-interest transactions that are allowable under ERISA.

Risks and Uncertainties

The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Plan invests in guaranteed investment contracts ("GICs") or synthetic investment contracts ("Synthetics"). Synthetics utilize a benefit responsive wrapper contract issued by a third party that provides market and cash flow risk protection to the Plan. GICs and Synthetics are subject to credit risk. Additionally, GICs and Synthetics are subject to penalties in the event such are liquidated prior to maturity other than for payment of benefits or interfund transfers. If any of the insurance companies that the GICs or Synthetics are invested with fail to perform according to the contract, the asset value of the Plan could be impaired.

3. Investments

The Plan's investments consist of investment contracts, mutual funds, and Aventis ADRs.

Investments at December 31 which represent five percent or more of net assets available for benefits are as follows:

	2001	2000
Common collective trusts:		
Fidelity Managed Income Portfolio II	$ 40,183,240	$ 15,566,706
Mutual funds:		
Fidelity Growth and Income Fund	$ 32,739,628	$ 41,259,841
Fidelity Growth Company Fund	$ 26,166,559	$ 39,153,971
Fidelity Magellan Fund	$ 39,004,566	$ 47,075,078

The net depreciation in the fair value of investments for the year ended December 31 follows:

	2001	2000
Mutual funds	$(24,735,916)	$(27,366,808)
Aventis ADRs	(480,675)	1,485,241
	$(25,216,591)	$(25,881,567)

4. Transfers from Other Plans

In December 1999, Rhone-Poulenc merged with Hoechst AG to form Aventis, S.A. In conjunction with this transaction, net assets of the Rhodia Inc. and Rhone-Poulenc Ag Company Inc. Savings Plus Plan attributable to employees and former employees of Rhone-Poulenc Ag Company Inc. and Rhone-Poulenc Animal Nutrition, Inc. were spun off as of January 1, 2000 to form the Plan. Participant balances totaling $207,675,392 were transferred to the Plan. During June 2000, net assets totaling $46,410,059 were transferred from the AgrEvo USA Company Employee Savings Plan into the Plan. Additionally, during July 2000, net assets totaling $7,167,739 were transferred from the AgrEvo Environmental Health, Inc. Retirement Savings Plan into the Plan.

5. Federal Income Taxes

Although the Plan has not yet received an Internal Revenue Service determination letter, the Company believes that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). As long as the Plan and trust documentation and operation satisfy the Code's qualification requirements, participants will not be taxed on Company contributions or on trust earnings until such time as they receive distributions from the trust, and the trust will not be taxed on its earnings.

6. Subsequent Event

On June 3, 2002, Bayer AG purchased the Company and Bayer CropScience was formed. As a result of the acquisition, administration of the Plan is the responsibility of the Board of Directors of Bayer CropScience. Participant benefits did not change as a result of the acquisition.

Aventis CropScience USA Holding Inc.
Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

Supplemental Schedule I

Identity of Party Involved	Description	Number of Shares/Units	Cost	Current Value
Investments, at fair value:				
Mutual funds:				
Fidelity Investments, Inc. :				
	Fidelity Magellan Fund	374,252	**	$ 39,004,566
	Fidelity Growth Company Fund	491,668	**	26,166,559
	Fidelity Growth and Income Fund	875,859	**	32,739,628
	Fidelity Value Fund	84,492	**	4,352,182
	Fidelity International Growth and Income Fund	426,000	**	7,991,752
	Fidelity Blue Chip Growth Fund	175,438	**	7,533,303
	Fidelity Assets Manager Fund	469,424	**	7,276,068
	Fidelity Low-Priced Stock Fund	170,279	**	4,669,059
	Fidelity Asset Manager Growth Fund	383,319	**	5,496,788
	Fidelity Asset Manager Income Fund	187,817	**	2,127,964
	Fidelity Small Cap Selector	371,881	**	6,247,605
	U.S. Equity Index Fund	111,199	**	4,519,117
				148,124,591
Common collective trusts:				
Fidelity Investments	Fidelity Managed Income Portfolio II 5.44%		**	40,183,240
			**	40,183,240
American depository receipts:				
Aventis S.A. *	Aventis ADRs	83,868	**	5,954,628
Loans to participants	Participant Loan Fund (6%-11% ranging from 5-15 years)		**	4,409,880
Total investments at fair value			**	198,672,339
Investments, at contract value:				
Guaranteed investment contracts:				
Combined Insurance Co. America	CG1115A; matures 3/26/03; 6.06%		**	1,721,054
GE Life and Annuity Asr C	GS3379; matures 4/30/04; 6.04%		**	2,183,333
Principal Life Insurance	4-41017; matures 6/30/03; 6.46%		**	1,156,132
Synthetic guaranteed investment contracts:				
Chase Manhattan Bank	American Express 99-1 (A) AMXCA matures 4/15/04; 5.72%		**	2,385,668
Rabobank Nederland	CARCO 1999-9 (A2) CARCO matures 3/15/02; 5.86%		**	2,000,716
Rabobank Nederland	Dayton Hudson 97-1 (A) DHMT matures 10/25/02; 5.46%		**	2,348,249

(Continued)

Aventis CropScience USA Holding Inc.
Savings Plan
Schedule of Assets (Held at End of Year) (Continued)
December 31, 2001

Supplemental Schedule I

Identity of Party Involved	Description	Number of Shares/Units	Cost	Current Value
Monumental Life Insurance	Green Tree 1997-7 (A5) GT matures 3/17/03; 7.05%		**	1,051,372
UBS AG	JC Penney Trust E (A) JCPMT matures 11/17/03; 5.32%		**	2,374,195
Morgan Guaranty	Sears 96-4 (A) SCAMT matures 10/15/02; 7.84%		**	1,009,248
Monumental Life Insurance	West Penn Fund 99-1 (A2) WPP matures 12/26/03; 5.92%		**	805,629
Rabobank Nederland	FH 1601-PH6% 4/08 PAC -1 matures 10/17/05; 5.31%		**	2,354,714
UBS AG	FH 1697 PH6% 6/07 PAC matures 2/18/03; 7.10%		**	1,452,838
UBS AG	FHLMC 1489-G 5.85% 10/06 PAC matures 2/15/02; 6.76%		**	97,183
Rabobank Nederland	FHLMC 1698-PG 6% 3/08 PAC matures 10/15/03; 4.44%		**	1,229,562
AIG Financial Products	FHR 1588 PG matures 2/18/03; 5.88%		**	375,341
Monumental Life Insurance	FHR 1644 F 5.75% 6/22 PAC matures 5/15/03; 6.37%		**	473,501
UBS AG	FN93 224-PG 6.5 9/231 PAC-1 matures 8/26/02; 6.50%		**	396,167
Westdeutsche Landesbank	FN93 225-TH 6% 6/23 PAC-1 matures 6/25/07; 6.03%		**	2,442,306
Total investments at contract value				25,857,208
Total investments				$ 224,529,547

* Party-in-interest

** Cost is omitted because the investment is participant directed.